Exhibit 15.3

Ernst & Young LLC

Sadovnicheskaya Nab., 77, bld. 1

Moscow, 115035, Russia

Tel: +7 (495) 705 9700

+7 (495) 755 9700

Fax: +7 (495) 755 9701

www.ey.com

June 30, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2010 and are in agreement with the statements contained in the 2nd, 3rd, 4th, 5th and 7th paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal control over financial reporting, included in the 3rd and 4th paragraphs therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2008 financial statements.

/s/ Ernst & Young LLC